                                                               Exhibit (a)(1)(B)


[GRAPHIC OMITTED]                                             [GRAPHIC OMITTED]
AES                                                           Corporacion EDC




              SUMMARY TERM SHEET -- VENEZUELAN OFFER TO PURCHASE


                          TENDER OFFER TO TAKE CONTROL
                           (the "VENEZUELAN OFFER")
                     FOR 199,968,608 OUTSTANDING SHARES OF
           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                                       at
                             US$3.4285714 per Share
                                       by
                    AES COMUNICACIONES DE VENEZUELA, C.A.,
                      a company jointly owned indirectly
                                       by

                              THE AES CORPORATION
                                      and

                             CORPORACION EDC, C.A.

         THE VENEZUELAN OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
    WILL EXPIRE AT 6:00 P.M., CARACAS TIME (5:00 P.M., NEW YORK CITY TIME),
      ON MONDAY, OCTOBER 29, 2001 UNLESS THE VENEZUELAN OFFER IS EXTENDED


     This Summary Term Sheet to the Venezuelan Offer to Purchase, dated September 25, 2001 ("Venezuelan Offer to Purchase"), relates to the offer (the "Venezuelan Offer") by AES Comunicaciones de Venezuela, C.A. (the "Purchaser"), a company jointly owned indirectly by The AES Corporation ("AES") and Corporacion EDC, C.A. ("CEDC"), to purchase 199,968,608 outstanding shares of common stock ("Shares") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV") at a price of US$3.4285714 per Share.


     The purpose of this Summary Term Sheet is to provide additional disclosure information to U.S. persons who receive the Venezuelan Offer to Purchase. This Summary Term Sheet is complementary to, and should be read in conjunction with, the Venezuelan Offer to Purchase. This Summary Term Sheet is being distributed to all holder of Shares who are U.S. persons.


     The Venezuelan Offer is being made in conjunction with a concurrent offer in the United States (the "U.S. Offer") by the Purchaser to purchase 28,566,944 American Depositary Shares ("ADSs") of CANTV (each ADS representing seven Class D shares of CANTV) at US$24.00 per ADS (the same price being paid pursuant to the Venezuelan Offer, taking into account the number of Class D Shares represented by each ADS). If the price to be paid per ADS pursuant to the U.S. Offer is increased, the Purchaser intends to make a corresponding increase to the price to be paid per Share pursuant to the Venezuelan Offer (taking into account the number of Class D Shares represented by each ADS).

                               SUMMARY TERM SHEET

     AES Comunicaciones de Venezuela, C.A., the purchaser (Purchaser) in this Venezuelan offer, is offering to purchase for cash pursuant to this Venezuelan offer an aggregate of 199,968,608 shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV). The Purchaser is a company jointly owned indirectly by The AES Corporation (AES) and Corporacion EDC, C.A. (CEDC). AES owns approximately 87% of the outstanding ordinary shares of CEDC. The Purchaser is also offering pursuant to a concurrent offer in the United States to purchase an aggregate of 28,566,944 American Depositary Shares, or ADSs, of CANTV.

     The capital stock of CANTV is divided into four classes of shares of common voting stock: Class A shares, Class B shares, Class C shares and Class D shares. Class D shares are publicly traded on the Caracas Stock Exchange and are the only class of shares of CANTV underlying the ADSs. The ADSs are publicly traded on the New York Stock Exchange. Class A shares, Class B shares and Class C shares are not publicly traded on any stock exchange. In general, on a transfer of Class A shares, Class B shares or Class C shares to a person not specified in CANTV's Bylaws as eligible to hold such shares, the transferred Class A, Class B or Class C shares automatically convert into Class D shares.

     Based on CANTV's public filings, the CANTV shares and ADSs sought in this Venezuelan offer and the U.S. offer, together with the Class D shares and ADSs currently owned by AES through CEDC, represent a majority of the outstanding shares of all classes of capital stock of CANTV.

     The following are some of the questions that you as a holder of CANTV shares may have and answers to those questions. The purpose of this Summary Term Sheet is to provide additional disclosure information to U.S. persons who receive the Venezuelan offer to purchase

     The information in this summary is not complete and we urge you to read carefully the Venezuelan offer to purchase (including all the annexes to the Venezuelan offer to purchase) and the accompanying Share Letter of Transmittal.



WHO IS OFFERING TO BUY MY CANTV SHARES?

     The purchaser in this Venezuelan offer is AES Comunicaciones de Venezuela, C.A. The Purchaser is a corporation (compania anonima) incorporated and domiciled in the City of Caracas. Approximately two-thirds of the Purchaser's capital stock is indirectly owned by AES. The remaining capital stock of the Purchaser (approximately one-third) is owned indirectly by CEDC. The Purchaser currently owns 1,000 Class D shares and 1,000 ADSs, representing less than 0.1% of the outstanding capital stock of CANTV. In addition, AES, through CEDC, currently owns Class D shares representing approximately 6.9% of the outstanding capital stock of CANTV. See Sections 1 and 2 of the Venezuelan offer to purchase.

     AES is a corporation incorporated under the laws of the State of Delaware. AES is a global power company committed to serving the world's needs for electricity and other services in a socially responsible way. AES participates primarily in two related lines of business: electricity generation and electricity distribution. AES operates and owns (entirely or in part) electric power plants in North America, South America, Europe and Asia, and distribution companies in the United States, Venezuela, Argentina, Brazil, El Salvador, Dominican Republic and The Republic of Georgia. AES is using its distribution infrastructure and knowledge of various markets to develop the ability to provide wholesale and/or retail telecommunications services. AES continually considers business development opportunities, including acquisition opportunities throughout the world. AES's revenues during 2000 were approximately $7.58 billion and total assets were approximately $33 billion as of December 31, 2000. Shares of AES trade on the New York Stock Exchange under the symbol "AES". See Sections 1 and 2 of the Venezuelan offer to purchase.

     CEDC is a Venezuelan company in which AES indirectly holds 87% of the outstanding ordinary shares. CEDC's shares are traded on the Caracas Stock Exchange, together with the shares of C.A. La Electricidad de Caracas, under the symbol "EDC." CEDC is a holding company for non-Venezuelan


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investments and for Venezuelan investments other than in regulated electricity activities. CEDC holds interests in companies dedicated to the production and distribution of electricity, telecommunications and distribution of natural gas. See Sections 1 and 2 of the Venezuelan offer to purchase.

     AES is subject to the informational requirements of the United States Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission, the SEC, relating to its business, financial condition and other matters. CEDC is subject to the informational requirements of the applicable securities laws in Venezuela and files reports and other information with the Venezuelan Comision Nacional de Valores, the CNV, relating to its business, financial condition and other matters. CEDC also files certain documents with the SEC. See Annex G to the Venezuelan offer to purchase for a description of how you can inspect or obtain copies of AES's and CEDC's reports, statements and other information.


WHAT IS THE PURPOSE OF THE OFFERS?

     The purpose of this Venezuelan offer and the U.S. offer is to enable the Purchaser and its affiliates to acquire control of CANTV. The Purchaser intends, as soon as practicable after consummation of the offers, to seek majority representation on CANTV's board of directors. Among other things, the Purchaser intends to seek to increase the value of CANTV to its shareholders and enhance the quality of service in order to benefit shareholders, customers and the communities they serve. See Sections 1 and 3 of the Venezuelan offer to purchase.


WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS VENEZUELAN OFFER?

     The Purchaser is seeking to purchase an aggregate of 199,968,608 CANTV shares. The number of CANTV shares available for tender into this Venezuelan offer is subject to change on a daily basis as a result of deposits of Class D shares (being the only class of shares underlying the ADSs) into the ADS deposit facility in exchange for ADSs and withdrawals of Class D shares from the ADS deposit facility. See Section 1 of the Venezuelan offer to purchase.

     This Venezuelan offer is open to all holders of CANTV shares. This Venezuelan offer is not open to holders of ADSs. Tenders of ADSs are being accepted in the U.S. offer but not in this Venezuelan offer. See Section 1 of the Venezuelan offer to purchase.


HOW MUCH ARE YOU OFFERING TO PAY FOR MY CANTV SHARES? WHAT IS THE FORM OF
PAYMENT?

     We are offering to pay US$3.4285714 per share, payable in United States Dollars (US$) or, at the option of the tendering holders of CANTV shares, in Bolivares. See Cover page and Section 6 of the Venezuelan offer to purchase.


WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     Tendering holders of CANTV shares will not be obligated to pay transfer taxes on the sale of their CANTV shares pursuant to this Venezuelan offer, except possibly for the 1% withholding tax described below. The Purchaser will pay a commission equal to 0.2% of the price paid for the CANTV shares (other than Class C shares) of a shareholder accepting this Venezuelan offer and whose CANTV shares (other than Class C shares) are acquired by the Purchaser to any broker duly authorized in Venezuela, including to the coordinator of the Venezuelan Offer, that has assisted the shareholder in the acceptance of this Venezuelan offer, provided that such broker is identified in the Share Letter of Transmittal completed by such tendering holder of CANTV shares. With respect to Class C shares, this commission will be received by the facilitating agent for the Class C shares (see "How do I tender CANTV shares in this Venezuelan offer?" below). See Section 7 of the Venezuelan offer to purchase.

     The Caracas Stock Exchange may be required to withhold tax at a rate of 1% on the gross amount of the payments made to those shareholders whose tendered CANTV shares are accepted for payment in this Venezuelan offer. See Section 6 of the Venezuelan offer to purchase.


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

ARE YOU MAKING A CONCURRENT OFFER FOR AMERICAN DEPOSITARY SHARES IN THE UNITED
   STATES?

     Yes. Concurrently with this Venezuelan offer, the Purchaser is making a U.S. offer to purchase 28,566,944 ADSs representing 199,968,608 Class D shares of common stock of CANTV. See Section 1 of the Venezuelan offer to purchase.


HOW MUCH ARE YOU OFFERING TO PAY FOR ADSS IN THE U.S. OFFER?

     In the U.S. offer we are offering to pay US$24.00 per ADS in cash, payable in U.S. dollars (the same offer price under this Venezuelan offer taking into account the number of Class D shares represented by each ADS). See Section 1 of the Venezuelan offer to purchase.

     If a holder of CANTV shares tendering into this Venezuelan offer is paid in Bolivares, the fluctuation of exchange rates could result in the purchase price received by a tendering holder in this Venezuelan offer for CANTV shares being more or less than the purchase price paid in the U.S. offer. See Section 6 of the Venezuelan offer to purchase.


WHY IS THERE A SEPARATE U.S. OFFER?

     U.S. and Venezuelan law each require that tender offers comply with the rules and regulations of the home country. Since the U.S. and Venezuelan laws relating to tender offers are different and inconsistent in certain ways, we are making two separate offers. The terms and conditions of the two offers will be substantially similar and generally will differ only to the extent required by local customary market practice or Venezuelan or U.S. laws. See Annex G to the Venezuelan offer to purchase.


WHAT ARE THE PRINCIPLE DIFFERENCES IN THE RIGHTS OF HOLDERS OF ADSS AND CANTV SHARES UNDER THE TWO OFFERS?

     The most significant difference is that Venezuelan law provides for tender offers to be open for between 20 and 30 Venezuelan stock exchange trading days, with a possible aggregate of 30 Venezuelan stock exchange trading days of extensions of the offering period available under certain circumstances. U.S. law, on the other hand, may require under certain circumstances that the offer be kept open longer than the maximum 60 Venezuelan stock exchange trading days potentially available for this Venezuelan offer. While we presently intend to make the offer periods for the two offers the same, it is possible that, due to requirements of applicable law or market practice, holders tendering in this Venezuelan offer will be paid either before or after holders tendering in the U.S. offer, although the price paid per share in U.S. dollars (after adjusting for the fact that each ADS represents seven Class D shares) will be the same in both offers. See Annex G to the Venezuelan offer to purchase.


IS IT POSSIBLE TO TENDER CANTV SHARES INTO THE U.S. OFFER, OR ADSS INTO THIS VENEZUELAN OFFER?

     No. Holders of ADSs who wish to tender their ADSs into this Venezuelan offer may do so by withdrawing the Class D shares underlying such ADSs from the ADS deposit facility and tendering such Class D shares into this Venezuelan offer. Holders of Class D shares who wish to tender their CANTV shares into the U.S. offer may do so by depositing their shares into the ADS deposit facility. The ADSs received on such deposit may then be tendered into the U.S. offer. Please contact the coordinator of this Venezuelan offer at the telephone number and address set forth on the back cover page of the Venezuelan offer to purchase, or The Bank of New York, the depositary of the ADSs, if you need any assistance in converting your Class D shares into ADSs or your ADSs into Class D shares. Costs associated with the conversion will be borne by the party requesting the conversion. See Sections 1 and 7 of the Venezuelan offer to purchase.


IF THE VENEZUELAN OFFER IS ACCEPTED, WHEN WILL PAYMENT BE MADE?

     If the Venezuelan offer is accepted, we are required pursuant to Venezuelan law to pay the purchase price with respect to the CANTV shares purchased to each CANTV shareholder who has duly tendered into this Venezuelan offer no later than five trading days after the settlement date of this Venezuelan offer on the Caracas Stock Exchange. See Sections 1 and 6 of the Venezuelan offer to purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     The Purchaser is pursuing various sources for the funds required to purchase the CANTV shares and ADSs pursuant to the offers, including limited recourse financing, internal resources, corporate borrowings, sales of securities and other sources. In this regard, the Purchaser has held negotiations with affiliates of its financial advisors relating to a limited recourse credit facility. In addition, an agreement to which AES and CEDC are parties contemplates that AES will contribute $500 million in connection with the offers. The Purchaser believes that the funds required to purchase tendered CANTV shares and ADSs pursuant to the offers can be obtained on a timely basis. Neither this Venezuelan offer nor the U.S. offer is conditioned on the completion of any financing arrangements. See Section 3 of the Venezuelan offer to purchase.


IS AES'S OR CEDC'S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN
   THIS VENEZUELAN OFFER?

     We do not think AES's or CEDC's financial condition is relevant to your decision whether to tender in this Venezuelan offer because the form of payment consists solely of cash and this Venezuelan offer is not subject to any financing condition. See Section 3 of the Venezuelan offer to purchase.


DOES CANTV SUPPORT THE OFFERS?

     Pursuant to Venezuelan law, CANTV is required to file a statement with the Venezuelan National Securities Commission (Comision Nacional de Valores, or
CNV) within five Venezuelan trading days from commencement of this Venezuelan offer. In this filing, CANTV must state whether it supports, rejects or does not take a position on this Venezuelan offer. Pursuant to U.S. law, CANTV is required to file a statement with the United States Securities and Exchange Commission within ten business days of the commencement of the U.S. offer, stating whether it supports, rejects or does not take a position on the U.S. offer. See Annex G to the Venezuelan offer to purchase.


WILL YOU BUY ALL MY CANTV SHARES IF I TENDER THEM?

     Upon the terms of this Venezuelan offer, the Purchaser will accept up to 199,968,608 CANTV shares validly tendered in this Venezuelan offer. If valid tenders of CANTV shares are received in this Venezuelan offer from CANTV shareholders exceeding 199,968,608 CANTV shares and more than 28,566,944 ADSs are validly tendered in the U.S. offer, proration rules will apply in this Venezuelan offer. See Section 6 of the Venezuelan offer to purchase.


CAN YOU INCREASE OR DECREASE THE NUMBER OF CANTV SHARES AND/OR ADSS YOU ARE OFFERING TO PURCHASE UNDER THE OFFERS?

     If (i) the coordinator of this Venezuelan offer fails to receive valid tenders that allow the Purchaser to purchase a number of CANTV shares that, together with the Class D shares represented by ADSs to be purchased pursuant the U.S. offer, constitute at least 43.19% of the outstanding shares of capital stock of CANTV, or (ii) fewer than 199,968,608 CANTV shares are validly tendered in this Venezuelan offer, or (iii) fewer than 28,566,944 ADSs are validly tendered in the U.S. offer, or (iv) an event takes place thereby giving the Purchaser the right to withdraw this Venezuelan offer, then the Purchaser reserves the right to, among other things:

    o increase the number of CANTV shares sought in this Venezuelan offer and decrease the number of ADSs sought in the U.S. offer and if applicable, extend the term of the offers, provided that the aggregate number of CANTV shares and ADSs sought in the offers shall always represent at least 43.19% of the outstanding capital stock of CANTV in accordance with
      Article 16 of the CNV Tender Offer Regulations, upon prior authorization of the CNV, or

    o increase the number of ADSs sought in the U.S. offer and decrease the number of CANTV shares sought in this Venezuelan offer and if applicable, extend the term of the offers, provided that (i) the aggregate number of CANTV shares and ADSs sought in the offers shall always represent at least 43.19% of the outstanding capital stock of CANTV, and (ii) the adjusted number of


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      CANTV shares sought in this Venezuelan offer will not be lower than the number of CANTV shares validly tendered in this Venezuelan offer and not withdrawn in accordance with Article 16 of the CNV Tender Offer Regulations, upon prior authorization of the CNV.

     See Sections 1 and 6 of the Venezuelan offer to purchase.


DO YOU CURRENTLY OWN ANY CANTV SHARES?

     AES and CEDC beneficially own 64,000,524 Class D shares and 1,000 ADSs, representing approximately 6.9% of the outstanding capital stock of CANTV. This includes 63,999,524 Class D shares owned by Inversiones Inextel, C.A., a wholly owned subsidiary of CEDC, received upon the conversion of substantially all of Inversiones Inextel's interest in VenWorld Telecom, C.A. (see "Who are CANTV's other major shareholders?," below), and 1,000 Class D shares and 1,000 ADSs owned by the Purchaser. In addition, Inversiones Inextel has requested, under the terms of an association agreement with respect to VenWorld, that its remaining interest in VenWorld be converted into 476 Class D shares. See
Section 4 of the Venezuelan offer to purchase.


WHO ARE CANTV'S OTHER MAJOR SHAREHOLDERS?

     According to CANTV's public filings, VenWorld Telecom, C.A., a Venezuelan company formed in 1991 to acquire Class A shares of CANTV in connection with the privatization of CANTV by the Government of Venezuela, owned, as of April 30, 2001, 400,000,000 Class A shares, representing approximately 43.2% of CANTV's outstanding capital stock. See Annex G to the Venezuelan offer to purchase.

     Each shareholder of VenWorld has the right to cause VenWorld to convert all or part of its interest in VenWorld into its proportionate interest in the Class A shares owned by VenWorld, subject to pro rata rights of the other shareholders of VenWorld to acquire such Class A shares. Between April 2001 and July 13, 2001, Inversiones Inextel has, and we understand that a wholly owned subsidiary of AT&T International Inc. and some other shareholders of VenWorld have, exercised their conversion rights and received all or some of their proportionate interest in CANTV held by VenWorld. We do not know if other shareholders of VenWorld have exercised their conversion rights and received shares of CANTV common stock since July 13, 2001. See Annex G to the Venezuelan offer to purchase.

     As a result of these conversions and after giving effect to the automatic conversion of the Class A shares received by Inversiones Inextel and the other VenWorld shareholders (except AT&T) into Class D shares and assuming no conversions of Class B shares or Class C shares since June 30, 2001, the Purchaser estimates that as of July 13, 2001:

    o VenWorld owned 312,086,559 Class A shares, representing approximately 33.7% of CANTV's outstanding capital stock. The principal remaining shareholders of VenWorld are GTE Venholdings B.V., a wholly-owned subsidiary of Verizon Communications Inc., whom the Purchaser estimates owns 74.0% of VenWorld's outstanding capital stock, and Telefonica Venezuelan Holding B.V., a wholly owned subsidiary of TI Telefonica Internacional de Espana, S.A., whom the Purchaser estimates owns 20.5% of VenWorld's outstanding capital stock. In addition, based upon publicly available information, we understand that Verizon beneficially owns an additional 32,945,829 Class D shares, representing approximately 3.6% of the outstanding capital stock of CANTV.

    o The government of Venezuela owned all 51,900,000 outstanding Class B shares, representing approximately 5.6% of the outstanding capital stock of CANTV.

    o Employees, retirees, their successors and related parties (including trusts for the benefit of employees and retirees) owned all 99,318,876 outstanding Class C shares, representing approximately 10.7% of the outstanding capital stock of CANTV.

    o There were 442,731,950 Class D shares outstanding (including Class D shares represented by ADSs and Class D shares beneficially owned by AES and CEDC), representing approximately 47.8% of the outstanding capital stock of CANTV.


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     See Section 4 of the Venezuelan offer to purchase and Annex G to the
Venezuelan offer to purchase.


THE PURCHASER HAS THE RIGHT TO WITHDRAW THIS VENEZUELAN OFFER IN CERTAIN CIRCUMSTANCES. WHAT ARE THE MOST SIGNIFICANT EVENTS THAT COULD GIVE RISE TO THIS RIGHT OF WITHDRAWAL?

     If (i) the coordinator of this Venezuelan offer fails to receive valid tenders of CANTV shares that allow the Purchaser to purchase a number of CANTV shares that, together with the Class D shares represented by ADSs to be purchased pursuant the U.S. offer, constitute at least 43.19% of the outstanding shares of capital stock of CANTV, or (ii) fewer than 199,968,608 CANTV shares are validly tendered in this Venezuelan offer, or (iii) fewer than 28,566,944 ADSs are validly tendered in the U.S. offer, or (iv) an event takes place that gives rise to the Purchaser's right to withdraw this Venezuelan offer then the Purchaser reserves the right to, among other things, (a) deem this Venezuelan offer failed and withdraw this Venezuelan offer in accordance with the terms of the Venezuelan offer to purchase or (b) not deem this Venezuelan offer failed and acquire the CANTV shares tendered pursuant to this Venezuelan Offer, provided that the CANTV shares purchased represent at least a number of CANTV shares which, together with the Class D shares represented by ADSs purchased pursuant to the U.S. offer, represent at least 32.39% of the outstanding capital stock of CANTV. See Section 6 of the Venezuelan offer to purchase.

     In addition, the Purchaser may withdraw this Venezuelan offer before the expiration date in the event of the occurrence of, among other things, any of the following, upon confirmation by the CNV:

     (i) if ADSs validly tendered into the U.S. offer fail to be purchased because of circumstances that, according to the terms and conditions of the U.S. offer, give the Purchaser the right to withdraw the U.S. offer, and

     (ii) if all regulatory approvals required to consummate the offers, including the authorization by the Venezuelan National Telecommunications Commission (Venezuelan Comicion Nacional de Telecomunicationes) (CONATEL) of the purchase of CANTV shares and ADSs pursuant to the offers, shall not have been obtained or if such approvals shall have not remained in full force and effect, or any such approvals impose conditions or restrictions that would be adverse to AES, CEDC, the Purchaser, CANTV or any of their affiliates or if the holder of the Class B shares has not cast a favorable vote in favor of the merger of CANTV with and into the Purchaser (see "Do you have any plans for CANTV after consummation of the offers?", below).

     See Section 6 of the Venezuelan offer to purchase.

     This Venezuelan offer may also be withdrawn by the Purchaser upon the occurrence of other events upon confirmation by the CNV. See Section 6 of the Venezuelan offer to purchase.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THIS VENEZUELAN OFFER?

     You will have until 6:00 p.m., Caracas time (5:00 p.m., New York City time), on Monday, October 29, 2001, to decide whether to tender your CANTV shares in this Venezuelan offer unless this Venezuelan offer is extended. See Sections 1 and 6 of the Venezuelan offer to purchase.

     Please be aware that if your CANTV shares are held by a broker, bank or other custodian, that entity may require notification before the expiration date in order to make timely delivery of your securities and any necessary tender documents. You must allow time for all necessary documentation to reach the receiving agent for the CANTV shares in Venezuela. No guaranteed delivery procedure is available with respect to your CANTV shares. See Sections 1 and 6 of the Venezuelan offer to purchase.

CAN THIS OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Upon the occurrence of any of the events that give the Purchaser the right to withdraw this Venezuelan offer, the Purchaser may request that the CNV permit an extension of the period of time during which this Venezuelan offer is open. The Purchaser will give notice of any such extension to the receiving agent and by making a public announcement thereof. See Annex G to the Venezuelan offer to purchase.


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HOW WILL I BE NOTIFIED IF THIS VENEZUELAN OFFER IS EXTENDED?

     If this Venezuelan offer is extended, we will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which this Venezuelan offer was previously scheduled to expire. See Annex G to the Venezuelan offer to purchase.


HOW DO I TENDER MY CANTV SHARES IN THIS VENEZUELAN OFFER?

     If you wish to tender CANTV shares in this Venezuelan offer, you must comply with the following steps in order to accept this Venezuelan offer on or before the expiration date of this Venezuelan offer (no guaranteed delivery procedure is available with respect to your CANTV shares):

    o complete and sign the Share Letter of Transmittal,

    o submit the Share Letter of Transmittal and any other required documents at any of the places indicated by the coordinator or the receiving agent for this Venezuelan offer, indicating the currency of payment, and

    o if you have certificates for the offered CANTV shares, you must deliver such certificates together with the Share Letter of Transmittal.

     See Section 7 of the Venezuelan offer to purchase.

     Under CANTV's Bylaws, holders of Class C shares who wish to participate in this Venezuelan offer must have previously offered such shares to other holders of Class C shares in the CANTV "internal market." The Purchaser has established a special procedure to facilitate the participation of holders of Class C shares in this Venezuelan offer. Holders of Class C shares should contact the coordinator of this Venezuelan offer or the agent appointed by the Purchaser to facilitate the participation of holders of Class C shares in this Venezuelan offer. See Section 7 of the Venezuelan offer to purchase and Annex F to the Venezuelan offer to purchase for further information regarding this special procedure.


UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED CANTV SHARES?

     You can withdraw CANTV shares at any time until this Venezuelan offer has expired. See Sections 1 and 7 of the Venezuelan offer to purchase.


HOW DO I WITHDRAW PREVIOUSLY TENDERED CANTV SHARES?

     To withdraw CANTV shares from this Venezuelan offer, you must deliver a notice of withdrawal with the required information to the receiving agent for CANTV shares, or sign such notice before such agent. The notice of withdrawal must be received by the receiving agent for CANTV shares prior to the expiration date of this Venezuelan offer. There is a special withdrawal procedure for holders of Class C shares. See Sections 1 and 7 of the Venezuelan offer to purchase.


WHAT ARE CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING
   CANTV SHARES?

     The receipt of cash for CANTV shares pursuant to this Venezuelan offer by a U.S. Holder will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a U.S. Holder who sells CANTV shares pursuant to this Venezuelan offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder's adjusted tax basis in the CANTV shares sold pursuant to this Venezuelan offer. See Annex G to the Venezuelan offer to purchase.

     The Caracas Stock Exchange may be required to withhold tax at a rate of 1% on the gross amount of the payments made to those shareholders whose tendered CANTV shares are accepted for payment in this Venezuelan offer. Certain U.S. persons may be entitled to relief from such withholding under an applicable treaty. See Section 6 of the Venezuelan offer to purchase.


DO YOU INTEND TO ACQUIRE ADDITIONAL CAPITAL STOCK OF CANTV FOLLOWING THE
OFFERS?

     We do not currently have any plans or proposals following completion of the offers to acquire additional shares of capital stock of CANTV but reserve the right to do so in the future. We may decide, directly or indirectly through affiliates, and subject to applicable law (including Venezuelan tender offer regulations), to purchase additional CANTV shares and ADSs following completion of the offers. See Section 3 of the Venezuelan offer to purchase.


DO YOU HAVE ANY PLANS FOR CANTV AFTER CONSUMMATION OF THE OFFERS?

     Yes. If we acquire control of CANTV pursuant to the offers, we intend to conduct a detailed review of CANTV to consider what, if any, changes would be desirable in light of the circumstances which then exist. See Section 3 of the Venezuelan offer to purchase and Annex B to the Venezuelan offer to purchase.

     Following the successful completion of the offers, we intend to cause CANTV to distribute to all CANTV shareholders cash currently held by CANTV determined to be in excess of CANTV's current or anticipated needs. Prior to the payment of any dividends, the Purchaser intends to consummate a merger between CANTV and the Purchaser in which the Purchaser would be the surviving corporation, would change its name to CANTV and would continue all of the business and operations of CANTV. As a result of the merger, the surviving corporation would have as shareholders all those who were shareholders of CANTV immediately prior to the merger, who will hold the same interest in the surviving corporation and have the same rights granted by the class of shares they held prior to the merger. The shares of the surviving corporation will be registered in accordance with the Venezuelan Capital Markets Laws and regulations thereunder, the Class D shares of the surviving corporation will be listed on the Caracas Stock Exchange and the American Depositary Shares representing the surviving corporation's Class D shares will trade on the New York Stock Exchange, in each case to the same extent as the Class D shares and ADSs of CANTV and subject to meeting applicable listing criteria. The merger is intended to be taxable transaction for U.S. federal income tax purposes. See
Section 3 of the Venezuelan offer to purchase and Annex B to the Venezuelan offer to purchase.

     We also intend following the consummation of the offers to seek to sell Telecomunicaciones Movilnet C.A., CANTV's wireless business. See Section 3 of the Venezuelan offer to purchase and Annex B to the Venezuelan offer to purchase.


WILL CANTV CONTINUE TO BE TRADED AS A PUBLIC COMPANY?

     Yes. The Class D shares are listed on the Caracas Stock Exchange. The Purchaser recognizes that the existence of a liquid trading market for the Class D shares in Venezuela is important to the shareholders of CANTV. Consequently, the current strategy of the Purchaser is to cause CANTV to maintain the listing of the Class D shares on the Caracas Stock Exchange and to request the listing of the Class D shares of the surviving corporation of the merger described above. See Section 3 of the Venezuelan offer to purchase and Annex B to the Venezuelan offer to purchase.

     The ADSs are currently listed on the New York Stock Exchange. The Purchaser intends to cause CANTV to maintain the listing of ADSs on the New York Stock Exchange following the purchase of ADSs pursuant to the U.S. offer and to request the listing of the American Depositary Shares of the surviving corporation in the merger described above. However, it is possible that, due to decreases in the number of ADS holders, trading volume and the potential reduction of the market value of the ADSs following the consummation of the U.S. offer, the ADSs will no longer meet the continued listing requirements of the New York Stock Exchange. In the event that the ADSs fail to meet its continued listing requirements, the New York Stock Exchange may choose, at its discretion, to delist the ADSs. See Section 3 of the Venezuelan offer to purchase and Annex B to the Venezuelan offer to purchase.


IF I DECIDE NOT TO TENDER, HOW WILL THE OFFERS AFFECT MY CANTV SHARES?

     The purchase of Class D shares pursuant to this Venezuelan offer and ADSs pursuant to the U.S. offer will reduce substantially the number of Class D shares and ADSs that might otherwise trade and may reduce the number of holders of both the Class D shares and ADSs. The reduction in publicly traded Class D shares and ADSs will likely adversely affect the liquidity, marketability and market value of the Class D shares and the ADSs. See Section 3 of the Venezuelan offer to purchase and Annex B to the Venezuelan offer to purchase.

DO HOLDERS OF CANTV SHARES OR ADSS HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE
   OFFERS?


     Holders of CANTV shares or ADSs do not have appraisal rights in connection with this Venezuelan offer or the U.S. offer. See Annex G to the Venezuelan offer to purchase.


WHAT IS THE MARKET VALUE OF MY CLASS D SHARES AS OF A RECENT DATE?


     On August 28, 2001, the last full trading day on the Caracas Stock Exchange before the date of the announcement of this Venezuelan offer, the reported closing price of one Class D share on the Caracas Stock Exchange was Bs.2080. On September 24, 2001, the last trading day before the commencement of this Venezuelan offer, the reported closing price of one Class D share on the Caracas Stock Exchange was Bs. 2,467. We advise you to obtain a recent quotation for Class D shares before deciding whether to tender your CANTV shares. See Annex G to the Venezuelan offer to purchase.


WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THIS VENEZUELAN OFFER?


     You may call Activalores, Sociedad de Corretaje, the coordinator of this Venezuelan offer. See the back cover of the Venezuelan offer to purchase or this summary term sheet.

                 THE COORDINATOR FOR THE VENEZUELAN OFFER IS:

                                 [ACTI VALORES]
                             SOCIEDAD DE CORRETAJE



                             Calle Los Chaguaramos
                        Centro Gerencial Mohedano PH-A
                                 La Castellana
                              Caracas, Venezuela
                              Tel: (0212)201-7511
                            consult@activalores.com


THE RECEIVING AGENT, TRUSTEE OF CLASS C SHARES AND THE PAYING AGENT OF THE
                             VENEZUELAN OFFER IS:

                                 [UNIBANCA LOGO]




                    Avenida Universidad, Esquina El Chorro
                                Torre Unibanca
                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485


               THE FACILITATING AGENT FOR THE CLASS C SHARES IS:




                        [GRAPHIC OMITTED]  INVERUNION S.A.
                                           CASA DE BOLSA



                     Avenida Universidad, Esquina El Chorro
                                Torre Unibanca
                              Caracas, Venezuela
                              Tel: (0212)-501-7942
                              Fax: (0212)-501-8485



                 THE LEGAL ADVISOR OF THE VENEZUELAN OFFER IS:


                       D'EMPAIRE REYNA BERMuDEZ ABOGADOS
                           Edificio Bancaracas, P.H.
                              Plaza La Castellana
                            Caracas 1160, Venezuela
                              Tel: (0212)264-6244
                              Fax: (0212)264-7543
                               www.drbalegal.com


              THE FINANCIAL ADVISORS FOR THE VENEZUELAN OFFER ARE:


                                [JP MORGAN LOGO]




                        [CREDIT SUISSE FIRST BOSTON LOGO]




                        [BANC OF AMERICA SECURITIES LOGO]




SEPTEMBER 25, 2001